UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

IEH Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

44949K107

(CUSIP Number)

525 South Douglas Street, Suite 225, El Segundo, CA 90245

(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44949K107	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 44,500 (3)
	8.	SHARED VOTING POWER 91,849 (2)
	9.	SOLE DISPOSITIVE POWER 44,500
	10.	SHARED DISPOSITIVE POWER 91,849

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,349 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Percentage calculated based on 2,370,251 shares of Common Stock, par value $0.01 per share, outstanding as of October 6, 2020 as reported in the Form 10-K for the fiscal year ended March 31, 2020 of IEH Corporation. (2) 320 Shares owned by Jeffrey Bronchick are in an SMA managed by Cove Street Captial LLC. (3) CSC Partners Fund, LP a Delaware limited partnership operated as a private investment partnership managed by Cove Street Capital LLC.

CUSIP No. 44949K107	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 320 (2)
	8.	SHARED VOTING POWER 136,029
	9.	SOLE DISPOSITIVE POWER 320
	10.	SHARED DISPOSITIVE POWER 136,029

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,349 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Percentage calculated based on 2,370,251 shares of Common Stock, par value $0.01 per share, outstanding as of October 6, 2020 as reported in the Form 10-K for the fiscal year ended March 31, 2020 of IEH Corporation. (2) 320 Shares owned by Jeffrey Bronchick are in an SMA managed by Cove Street Captial LLC. (3) CSC Partners Fund, LP a Delaware limited partnership operated as a private investment partnership managed by Cove Street Capital LLC.

CUSIP No. 44949K107	13D	Page 4 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSC Partners Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 44,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 44,500
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Percentage calculated based on 2,370,251 shares of Common Stock, par value $0.01 per share, outstanding as of October 6, 2020 as reported in the Form 10-K for the fiscal year ended March 31, 2020 of IEH Corporation. (2) 320 Shares owned by Jeffrey Bronchick are in an SMA managed by Cove Street Captial LLC. (3) CSC Partners Fund, LP a Delaware limited partnership operated as a private investment partnership managed by Cove Street Capital LLC.

CUSIP No. 44949K107	13D	Page 5 of 5 Pages

Item 1.  Security and Issuer.

(a) Name of Issuer: IEH Corporation

(b) Address of Issuer’s Principal Executive Offices: 140 58th Street, Suite 8E, Brooklyn, NY 11220.

Item 2.  Identity and Background.

(a) This Schedule 13D is filed by.

(i) Cove Street Capital, LLC, a Delaware limited liability company (“Cove Street Capital”), and

(ii) Jeffrey Bronchick

(iii) CSC Partners Fund controlled by Cove Street Capital LLC

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is 525 South Douglas Street, Suite 225, El Segundo, California, 90245.

(c) The principal business of Cove Street Capital is investing in securities. Mr. Bronchick’s principal occupation is as Principal and Portfolio Manager of Cove Street Capital.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cove Street Capital is organized under the laws of the State of Delaware. Mr. Bronchick is a United States citizen

Item 3.  Source or Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Cove Street Capital were purchased with working capital. The aggregate purchase price of the 136,349 of Common Stock Shares owned directly by Cove Street Capital is approximately $1,604,885.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons believe the Shares are currently undervalued and have privately engaged in discussions with the Issuer’s management and its board of directors (the “Board”) about, among other things, improving operational performance, corporate governance issues, and investor relations post the Issuer’s attainment of “current” status in their filings with the SEC. The Reporting Persons believe that there is an opportunity to significantly improve the Issuer’s share value.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Cove Street Capital directly beneficially owned 136,349 Shares, constituting approximately 5.75% of the Shares outstanding.

(b) By virtue of his respective position with Cove Street Capital, Mr. Bronchick may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by Cove Street Capital.

(c) Other than in connection with the Purchase Agreement, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

	Trade Date	Number of Shares	Price
Buy	3/22/2023	500	6.59
Buy	4/27/2023	500	6.76
Buy	4/28/2023	545	6.26
Buy	5/5/2023	15,000	6.18
Buy	5/9/2023	26,000	5.78
Buy	5/10/2023	3,500	5.78

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issue.

Item 7.  Material to Be Filed as Exhibits.

N/A.

CUSIP No. 44949K107	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cove Street Capital, LLC

/s/ Merihan Tynan Insert Name

Principal, Chief Compliance Officer Insert Title

May 16, 2023 Insert Date

Jeffrey Bronchick

/s/Jeffrey Bronchick Jeffrey Bronchick

Principal, Portfolio Manager Insert Title

May 16, 2023 Insert Date